

Mail Stop 3030

May 3, 2016

Via E-Mail
John P. Williamson
Chief Executive Officer
Atkore International Group Inc.
16100 South Lathrop Avenue
Harvey, Illinois 60426

> **Re: Atkore International Group Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 15, 2016**
> **File No. 333-209940**

Dear Mr. Williamson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2016 letter.

Prospectus Summary, page 1

1.   We note your response to prior comment 8. Please revise your disclosure regarding your services – like on pages 1, 84, and 86 – to clarify the significance of services to your business.

Our Sponsor, page 8

2.   We note your response to prior comment 6 and that you continue to highlight $21 billion in 65 businesses and more than $100 billion. We also note that you did not address the questions in the second sentence of prior comment 6. Please tell us the purpose of the information highlighted in this section of your prospectus summary. Also, provide us

your analysis of why investors do not need the information sought by the second sentence of prior comment 6 to evaluate the information you have elected to highlight.

Management's Discussion and Analysis, page 48

Industry Trends, page 49

3.   We note your response to prior comment 10 and your removal of the reference to solar from this section. Please tell us why you no longer believe that you will be affected by solar industry trends, particularly given your statements about this industry like on pages 6, 21, 85, and 86.

4.   We note your disclosure here regarding markets and applications that your response to prior comment 17 indicates are immaterial. Please ensure that your references to markets and applications in your prospectus make clear in context their significance to your business.

Net Sales, page 53

5.   Please revise the last sentence of this paragraph to identify the "certain product categories" that you mention. If multiple categories are material to the disclosure, please disclose the relative impact of each category.

Asset Impairment, page 61

6.   We note your response to prior comment 13. Please tell us why you removed the disclosure regarding the customer's disproportionate purchase of higher margin product.

Legal Proceedings, page 94

7.   Please expand your response to prior comment 21 to tell us whether the proceedings involve a claim of a dollar amount. Also, provide us your analysis of the applicability of Instruction 2 to Regulation S-K Item 103.

Principal and Selling Stockholders, page 123

8.   From your response to prior comment 26, it appears that directors beneficially own shares held in the name of CD&R. If true, please revise to disclose each directors' beneficial ownership in accordance with Rule 13d-3, regardless of whether beneficial ownership is disclaimed. Also revise the last row of the table accordingly.

Certain Relationships and Related Party Transactions, page 125

9.   Please expand your response to prior comment 27 to tell us the amount of any unpaid indemnification claims and the amount of any such claims in dispute. Also provide us

your analysis of why you believe the dollar amounts mentioned in your response need not be disclosed so that investors can evaluate the magnitude of the obligations associated with the related party agreement; cite in your response all authority on which you rely.

Description of Certain Indebtedness, page 137

10.   We note your response to prior comment 29. Please revise your prospectus disclosure to clarify how the default provisions of your indebtedness are affected by the ownership of your controlling shareholder. Add any appropriate risk factors, including any anti-takeover effects.

Commissions and Expenses, page 148

11.   We note your response to prior comment 31. Please provide more specific disclosure regarding the "certain expenses" being reimbursed. Please also tell us about any other relationships between you or your affiliates and Solebury Capital LLC.

Relationships, page 151

12.   We note your response to prior comment 32; however, your disclosure continues to indicate that you have merely disclosed "examples" of the relationships. Please provide complete disclosure required by Regulation S-K Item 508, and revise any disclosure that implies the contrary.

Exhibit 21.1

13.   Please provide us your analysis of why you have not included Heritage Plastics, Liberty Plastics, or Ridgeline.

        You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief
                                        Office of Electronics and Machinery

cc: Paul M. Rodel, Esq.
     Debevoise & Plimpton LLP